UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)  [X]  Form 10-K     [  ]  Form 20-F
  [  ]  Form 11-K     [ ]  Form 10-Q
[  ]  Form N-SAR

For the Period Ended Dec 31, 2010

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 10-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-Sar
For the Transition Period Ended:  __________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of

the filing checked above, identify the
Item(s)to which the notification
relates:

PART I  REGISTRATION INFORMATION

HITOR GROUP, INC.
Full Name of Registration:


Former Name if Applicable:

13221 Redmond Way
Redmond, WA 98052
Address of Principal Executive Office


PART II  RULES 12b 25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]
(a)	The reasons described in reasonable
 detail in part III of this form could not
be eliminated without unreasonable effort
or expense.
(b)	The subject annual report, semi annual
 report, transition report on Form 10-K,
Form 20-F, 11-K or Form N-SAR, or portion
thereof, will be filed on or before the fifteenth
calendar day following the prescribed due date.
or the subject quarterly report or transition
report on Form 10-Q, or portion thereof will
be filed on or before the fifth calendar day
following the prescribed due date; and
(c)	The accountants statement or other
exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
 NARRATIVE

State below in reasonable detail the reasons why
Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The required financial statements for the reporting period could not be obtained without unreasonable expenses.


PART IV  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Name:			Ken  Martin

Phone Number:	206 229 4188

(2)  Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act
of 1934 or Section 30 of the Investment Company Act
of 1940 during the preceding 12 months or for such
shorter period that the registrant was required to
file such report(s) been filed?  If answer is no,
identify report(s).	[X]  Yes     [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the subject report or portion thereof: [ ] Yes
 [X]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.